SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


FORM 15


Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number.  0-18202

 ValliCorp Holdings, Inc.
(Exact name of registrant as specified in its charter)

8405 N. Fresno Street, 3rd Floor, Fresno, CA 93720 (209) 437-5300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    [ X ]            Rule 12h-3(b)(1)(ii)       [    ]
Rule 12g-4(a)(1)(ii)   [   ]            Rule 12h-3(b)(2)(i)        [    ]
Rule 12g-4(a)(2)(i)    [   ]            Rule 12h-3(b)(2)(ii)       [    ]
Rule 12g-4(a)(2)(ii)   [   ]            Rule 15d-6                 [    ]
Rule 12h-3(b)(1)(i)    [   ]

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 ValliCorp Holdings, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: April 12, 1997

By:  /s/ Dennis R. Hansen
      -------------------------------
    Dennis R. Hansen
    Senior Vice President/Controller
    Westamerica Bancorporation
    Successor in Interest to
    ValliCorp Holdings, Inc.